SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 2
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-7 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 8-11 hereof, except for the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” to which the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 11-12 hereof shall be added.
This report is intended to be incorporated by reference into KfW’s prospectus dated May 21, 2010 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On November 4, 2010, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.4244 U.S. dollar (EUR 0.7020 per U.S. dollar).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Quarter ended September 30, 2010	1.3601	1.3125	1.3638	1.2464

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2010 through October 2010, as published on a weekly basis by the Federal Reserve Bank of New York.

2010	High	Low
August	1.3282	1.2652
September	1.3638	1.2708
October	1.4066	1.3688
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Nine Months Ended September 30, 2010
     KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2010.
     The group’s total assets increased by EUR 45.7 billion, or 11%, from EUR 400.1 billion as of December 31, 2009 to EUR 445.8 billion as of September 30, 2010.
     The group’s operating result before valuation amounted to EUR 1,713 million for the nine months ended September 30, 2010, compared with EUR 1,757 million for the same period in 2009. The main contributor to the group’s operating result before valuation during the nine months ended September 30, 2010 was high net interest income reflecting favorable funding conditions for KfW. The group’s operating result before valuation does not include (1) risk provisions for lending business, (2) net gains/losses from securities and investments, and (3) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted of the following:
•	Income which resulted from reversals of risk provisions in an amount of EUR 285 million for the nine months ended September 30, 2010, compared with expenses for risk provisions of EUR 593 million for the same period in 2009;

•	Positive effects in an amount of EUR 182 million as market values of both securities and equity investments rose further in 2010; and

•	Charges in an amount of EUR 754 million due to changes in the fair value of derivatives used exclusively for hedging purposes in closed risk positions. Generally, economic hedging relationships are recognized through hedge accounting and by using the “fair value option”. However, as not all derivatives are subject to hedge accounting or the “fair value option”, changes in the fair value of some derivatives held as part of an economic hedging relationship are reflected in net income. Since the hedged risk associated with the underlying transactions has not yet been recognized in profit or loss under IFRS, the accounts do not reflect the risk-mitigating impact of such hedging relationships.
     The group’s consolidated result for the nine months ended September 30, 2010 increased to EUR 1,481 million from EUR 781 million for the same period in 2009. This increase was mainly due to the positive development of the risk situation in the lending business.

Promotional Business Volume
     The following table sets forth a breakdown of commitments by business areas for the nine months ended September 30, 2010 as compared with the same period in 2009.
Promotional Business Volume by Business Area

	Nine months ended September 30,
	2010	2009
	(EUR in millions)
KfW Mittelstandsbank (1)	21,716	13,782
KfW Privatkundenbank	15,530	11,223
KfW Kommunalbank	12,748	8,083
Export and project finance (KfW IPEX-Bank)	5,277	5,308
Promotion of developing and transition countries	3,171	2,086
of which KfW Entwicklungsbank	2,575	1,604
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	596	482
Financial markets (2)	1,342	1,534
of which securitization program commitments	—	1,534
Others	95	68

Total promotional business volume (3)	59,753	41,834

Special mandate by the Federal Government	22,336	—

Total commitments (4)	82,089	41,834

(1)	Commitments in the nine months ended September 30, 2010 include EUR 1,428 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but on or before September 30, 2010. This amount includes the cancellation of one major commitment of EUR 1.15 billion.

(2)	Commitments in the nine months ended September 30, 2010 include EUR 618 million within the program for the refinancing of export loans and EUR 724 million relating to the ABS portfolio.

(3)	Total promotional business volume has been adjusted for commitments of EUR 128 million in the nine months ended September 30, 2010 (same period in 2009: EUR 394 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year. Previously, commitments represented the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities) in the relevant year, including amounts to be disbursed in future years, and did not include amounts disbursed in the relevant year pursuant to commitments made in prior years. As a result of the adjustment, commitments for the nine months ended September 30, 2009 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.
     For the nine months ended September 30, 2010, KfW’s total promotional business volume increased to EUR 59.8 billion from EUR 41.8 billion for the same period in 2009. This significant increase principally resulted from an increase in commitments of KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank, which are KfW’s mainly domestic finance operations.
     Commitments of KfW Mittelstandsbank increased to EUR 21.7 billion in the nine months ended September 30, 2010 from EUR 13.8 billion in the same period in 2009. This significant increase was due, in part, to a rise in commitments under the KfW Sonderprogramm to EUR 5.4 billion in the nine months ended September 30, 2010, up from EUR 2.9 billion in the same period in 2009. Also responsible for this increase was strong demand for financing under KfW Mittelstandsbank’s environmental investment programs.
     Commitments of KfW Privatkundenbank increased to EUR 15.5 billion for the nine months ended September 30, 2010 from EUR 11.2 billion in the same period in 2009. This increase was principally attributable to an increase in loan commitments under KfW Privatkundenbank’s housing investment programs.

     Commitments of KfW Kommunalbank increased to EUR 12.7 billion in the nine months ended September 30, 2010 from EUR 8.1 billion in the same period in 2009. This development reflects both an increase in global funding facilities to Landesförderinstitute and an increase of commitments under KfW Kommunalbank’s municipal infrastructure programs.
     Commitments in KfW’s export and project finance business made by KfW IPEX-Bank during the nine months ended September 30, 2010 remained essentially unchanged at EUR 5.3 billion compared to the same period in 2009.
     Commitments for the promotion of developing and transition countries increased to EUR 3.2 billion in the nine months ended September 30, 2010 from EUR 2.1 billion in the same period in 2009. Commitments made by KfW Entwicklungsbank increased to EUR 2.6 billion in the nine months ended September 30, 2010 from EUR 1.6 billion in the same period in 2009. This significant increase was mainly due to a major commitment on behalf of the Federal Republic to the World Bank’s Clean Technology Fund, a multilateral climate facility. Commitments of DEG amounted to EUR 596 million in the nine months ended September 30, 2010 compared with EUR 482 million in the same period in 2009.
     Commitments under KfW’s financial markets business decreased to EUR 1.3 billion in the nine months ended September 30, 2010 from EUR 1.5 billion in the same period in 2009.
     KfW’s total commitments include KfW’s participation on behalf of the Federal Republic in a loan facility granted to the Hellenic Republic under the stability support measures for Greece in an amount of EUR 22.3 billion. As previously reported, disbursements to be made by KfW through May 2011 are currently limited to a maximum of EUR 8.4 billion.
Sources of Funds
     The volume of funding raised in the capital markets for the nine months ended September 30, 2010 was EUR 65.8 billion, of which 42% was raised in euro, 38% in U.S. dollar and the remainder in 15 other currencies.
Capitalization and Indebtedness of KfW Bankengruppe as of September 30, 2010

(EUR in millions)
Borrowings
Short-term funds	19,502
Bonds and other fixed-income securities	337,292
Other borrowings	35,997
Subordinated liabilities (1)	3,247

Total borrowings	396,037

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	942
Retained earnings	6,203
Fund for general banking risks	0
Revaluation reserve	-183
Balance sheet loss	-1,499

Total equity	14,710

Total capitalization	410,747

(1)	Includes assets transferred from the ERP Special Fund in the form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2010, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.
     The capitalization of KfW Bankengruppe as of September 30, 2010 is not necessarily indicative of its capitalization to be recorded as of December 31, 2010.
     Total equity increased by EUR 1,589 million to EUR 14,710 million as of September 30, 2010 from EUR 13,121 million as of December 31, 2009. This increase reflected KfW Bankengruppe’s consolidated result of EUR 1,481 million for the nine months ended September 30, 2010, and an increase of EUR 107 million in revaluation reserves due to valuation profits recognized directly in equity relating to available-for-sale financial assets.
     KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the nine months ended September 30, 2010, KfW’s total capital ratio following the guidance of section 2(6) of the German Solvency Regulation amounted to 14.4% and its Tier 1 ratio amounted to 12.0% as of September 30, 2010.

THE FEDERAL REPUBLIC OF GERMANY
The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
2nd quarter 2009	0.5	-5.6
3rd quarter 2009	0.7	-4.5
4th quarter 2009	0.3	-2.0
1st quarter 2010	0.5	2.0
2nd quarter 2010	2.2	3.7
     The German economy is recovering rapidly. In the second quarter of 2010, when adjusted for price, seasonal and calendar effects, GDP rose by 2.2% compared to the preceding quarter. This is the highest quarter-on-quarter growth rate that has ever been recorded in reunified Germany. The result for the first quarter of 2010 was revised substantially upwards from 0.2% to 0.5%. In the second quarter of 2010, both domestic and foreign demand made a positive contribution to GDP growth. The dynamic trends observed in capital formation and foreign trade contributed the most to GDP growth. Furthermore, household and government final consumption expenditure also contributed to GDP growth.
     Compared with the second quarter of 2009, GDP in the second quarter of 2010 increased by 3.7% when adjusted for price and calendar effects.
Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 2nd quarter of 2010, press release of August 24, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/08/PE10__293__811,templateId=renderPrint.psml).

Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on	Percentage change on the same
Reference period	previous month	month in previous year
September 2009	-0.4	-0.3
October 2009	0.1	0.0
November 2009	-0.1	0.4
December 2009	0.8	0.9
January 2010	-0.6	0.8
February 2010	0.4	0.6
March 2010	0.5	1.1
April 2010	-0.1	1.0
May 2010	0.1	1.2
June 2010	0.1	0.9
July 2010	0.3	1.2
August 2010	0.0	1.0
September 2010	-0.1	1.3
     The consumer price index for Germany increased by 1.3% in September 2010 compared to September 2009. This increase was the largest increase measured for 2010 to date. However, the rate continued to be below the threshold of 2%, which is important for monetary policy. The increase in September 2010 compared to September 2009 was mainly due to higher prices for energy (+4.6%) and food (+3.0%). Excluding the prices of energy and food, which together account for nearly 20% of household final consumption expenditure, the inflation rate in September 2010 compared to September 2009 would have been 0.7%.
     The consumer price index remained nearly unchanged (-0.1%) in September 2010 when compared to August 2010. While opposite price trends were attributable to seasonal factors and food prices were almost stable (-0.1%), prices for energy increased by 0.4% in September 2010 compared to the preceding month.
Source: Statistisches Bundesamt, Consumer prices in September 2010: +1.3% on September 2009, press release of October 12, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/10/PE10__364__611,templateId=renderPrint.psml).

Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
September 2009	7.3	7.6
October 2009	7.0	7.5
November 2009	7.1	7.5
December 2009	7.2	7.4
January 2010	7.9	7.3
February 2010	8.0	7.3
March 2010	7.5	7.2
April 2010	7.1	7.0
May 2010	6.8	6.9
June 2010	6.6	6.9
July 2010	6.7	6.8
August 2010	6.5	6.8
September 2010	6.3	6.7

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 355,000, or 0.9%, in September 2010 compared to September 2009. Compared to August 2010, the number of employed persons in September 2010 decreased marginally by approximately 3,000 after elimination of seasonal variations.
     The seasonally adjusted number of unemployed persons in September 2010 decreased by approximately 390,000, or 11.8%, compared to September 2009. Compared to August 2010, the seasonally adjusted number of unemployed persons in September 2010 decreased by approximately 40,000, or 1.3%.
Sources: Statistisches Bundesamt, Employment in September 2010: Number of persons in employment continues to increase (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to August 2010	January to August 2009
Foreign trade	97.2	81.6
Services	-10.4	-10.0
Factor income (net)	19.1	18.9
Current transfers	-26.8	-23.7
Supplementary trade items	-7.8	-6.5

Current account	71.3	60.3

Source: Statistisches Bundesamt, German exports in August 2010: +26.8% on August 2009, press release of October 8, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/10/PE10__361__51,templateId=renderPrint.psml).
Other Recent Developments
     On August 25, 2010, the German government resolved the draft of the Restructuring Act (Restrukturierungsgesetz). The Restructuring Act is designed to regulate the restructuring and liquidation of banks. The draft bill provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings under the Restructuring Act. The fund will be financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the finance sector participates in the costs of any future financial crisis. Promotional or development banks (such as KfW) will not be required to contribute to the fund. The restructuring fund will be managed by the Federal Institute for Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung) (the “FMSA”). The FMSA will also be responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act.
Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/nn_1928/DE/Presse/Pressemitteilungen/Finanzpolitik/2010/08/20100825__PM32.html?__nnn=true); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/20100917-FMSA.html?__nnn=true); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf).
     In order to improve coordination of the EU member states’ economic policies and help strengthen budgetary discipline, macroeconomic stability and growth, the Economic and Financial Affairs Council (“Ecofin Council”) approved on September 7, 2010 a reform of the implementation of the EU’s Stability and Growth Pact that will allow the introduction of a so-called “European semester” from 2011. The European semester is a six-month period each year during which the EU member states’ budgetary and structural policies will be reviewed to detect inconsistencies and emerging imbalances. Every year in March, the European Council will identify the main economic challenges facing the EU and give strategic advice on policies. Taking this guidance into account, in April of each year the EU member states will review their medium-term budgetary strategies and draw up national reform programs setting out the action they will undertake in areas such as employment and social inclusion. In July, the European Council and the Ecofin Council will provide policy advice on the basis of the programs submitted by the EU member states before the member states finalize their budgets for the following year.
Sources: Council of the European Union, The European semester – for a more robust economy (http://www.consilium.europa.eu/showFocus.aspx?id=1&focusId=504&lang=en); Council of the European Union, 3030th Council meeting Economic and Financial Affairs, press release of September 7, 2010
(http://europa.eu/rapid/pressReleasesAction.do?reference=PRES/10/229&format=HTML&aged=0&language=EN&guiLanguage=en).
     On October 28, 2010, the Ecofin Council adopted measures aimed at strengthening the euro. The three main elements relate to the creation of a new macro-economic surveillance framework, the strengthening of the Stability and Growth Pact (in particular, through a revision of the sanctions regime and a stronger focus on the development of general government debt), and the agreement on the need to establish a permanent crisis mechanism to safeguard financial stability in the euro area.
Source: Press remarks by Herman VAN ROMPUY President of the European Council following the first session of the European Council, October 29, 2010 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/117489.pdf).
     On September 22, 2010, the European Parliament gave its final approval for the EU financial supervision reform. The reform involves, inter alia, upgrading the quality and consistency of supervision, reinforcing the oversight of cross-border groups, strengthening risk assessments and stress testing as well as establishing a single European rule book applicable to all financial institutions in the EU single market. As part of the reform, the three existing EU Committees – the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions – that currently have merely advisory functions will be transformed into European Supervisory Authorities (“ESAs”) by January 1, 2011. The ESAs will have power to settle disputes among national financial supervisors by imposing legally-binding mediation and to impose temporary bans on risky financial products and activities. The ESAs may also impose decisions directly on financial institutions if national supervisors fail to act. Furthermore, the reform provides for the establishment of a European Systemic Risk Board, with responsibility for monitoring and warning about the general build-up of risks affecting the overall EU economy.
Sources: European Parliament, Parliament gives green light to new financial supervision architecture, press release of September 22, 2010 (http://www.europarl.europa.eu/en/pressroom/content/20100921IPR83190); Committee of European Banking Supervisors, 3L3 Committees welcome European Parliament landmark vote to reform financial supervision in Europe, press release of September 22, 2010 (http://www.c-ebs.org/documents/Publications/Other-Publications/Others/2010/3L3PR_22-09-2010.aspx).
     On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached an agreement about higher minimum capital standards for banks. The minimum common equity requirement will be increased from 2% to 4.5%. In addition, banks will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress bringing the total common equity requirements to 7%. The Tier 1 capital requirement, which includes common equity and other qualifying financial instruments based on stricter criteria, will increase from 4% to 6%. The new minimum common equity and Tier 1 requirements will be phased in between January 1, 2013 and January 1, 2015. The capital conservation buffer will be phased in between January 1, 2016 and year-end 2018 and become fully effective on January 1, 2019. It has not yet been decided which of these rules will be applicable to promotional and development banks.
Source: Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010 (http://www.bis.org/press/p100912.pdf).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
	Title:	Vice President
Date: November 5, 2010